UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

MINUTES OF the BOARD OF DIRECTORS´ MEETING

HELD ON JULY 13, 2011

DATE, TIME AND PLACE:

 July 13, 2011, at 10 am, at the headquarters of Banco Santander (Brasil) S.A. (“Company” or “Santander Brasil”).

ATTENDANCE:

Attended the meeting the totality of the members of the Board of Directors of the Company, namely: Mr. Fabio Colletti Barbosa - Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez – Vice Chairman of the Board of Directors; Messrs. José de Menezes Berenguer Neto, José de Paiva Ferreira, José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Board Members.

CALL NOTICE:

The previous call was discharged considering the attendance of the totality of the Board members, as permitted by paragraph 3rd of Article 16 of the Bylaws of the Company.

BOARD:

Presiding the Board, with due regard to Article 18, I, of the Bylaws of the Company, the Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. José de Menezes Berenguer Neto, Officer of the Company, to act as Secretary.

AGENDA:

Review, discuss and resolve upon the execution of the definitive documents related to the restructuring of the Company´s insurance operations, by means of the sale of the totality of the capital stock of Santander Seguros S.A. (“Santander Seguros”), and, indirectly, of Santander Brasil Seguros S.A. (“Santander Brasil Seguros” and, together with Santander Seguros, “Insurance Companies”), to ZS Insurance America, S.L. (“ZS Insurance”), company to be held, at the closing of the purchase and sale, directly or indirectly, fifty one percent (51%) by Zurich Financial Services Ltd. and its affiliates (“Zurich”) and forty nine percent (49%) by Banco Santander, S.A. (“Santander Spain”) and  Inversiones ZS América SPA, company to be held by ZS Insurance (“Inversiones ZS” and, together with ZS Insurance, “Buyers”), and the execution of all of the definitive documents necessary to the closing of such operation (“Bancassurance Strategic Transaction”).

RESOLUTIONS TAKEN:

Initially, all of the members of the Board of Directors have approved that the minutes of the meeting should be draw up as a summary. It was further approved the publication of the minutes of the meeting as a summary, omitting the Board members’ signatures.

Forthwith, resolving upon the Agenda, after reviewing and discussing the foregoing matters, and based on the documents submitted by the Executive Officers (as approved at the Board of

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Executive Officers´ Meeting held in July 12, 2011, at 10 am), and based on the favorable opinion of the Audit Committee, formalized in the minutes of the meeting held in July 12, 2011, at 2 pm, the Board of Directors of the Company approved, without limitation, under Article 17, XIX of the Bylaws of the Company, with the abstention of Messrs. Marcial Angel Portela Alvarez, José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo, who have declared themselves impaired to vote for having had or currently having an executive role in Santander Spain, the execution of all of the definitive documents of the Bancassurance Strategic Transaction under the terms presented and already approved at the Board of Directors´ Meeting held on February 21, 2011. The Board of Executive Officers of the Company is hereby (i) instructed to take the necessary measures to disclose the respective “Material Fact”, for purposes of announcing the resolutions herein undertaken to the public and (ii) authorized to perform any and all actions necessary to the execution of the Bancassurance Strategic Transaction, including signing all of the definitive documents submitted and other related documents, including, but not limited to, the Stock Purchase Agreement, to be entered into by and among the Buyers, Santander Spain and Santander Brasil, the Intercompany Agreement, to be entered into by and among Santander Brasil, Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros (“Santander Corretora”) and Santander Spain, the Distribution Agreement and the Service Level Agreement, to be entered into by and among Santander Corretora, the Insurance Companies and the Company.

CLOSING:

There being no further matters to discuss, the meeting was adjourned to draw up the minutes, which after having been approved was signed by all of the members of the Board of Directors present and by the Secretary. São Paulo, July 13, 2011. Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez – Vice Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Board Members. José de Menezes Berenguer Neto – Secretary.

I certify that these minutes are a true copy of the original minutes drawn up in the Book of Minutes of Meetings of the Board of Directors of the Company.

_______________________________________

José de Menezes Berenguer Neto

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 13, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antônio Ribeiro
Reginaldo Antônio Ribeiro Officer

By:	/S/ Gilberto Duarte de Abreu Filho
Gilberto Duarte de Abreu Filho Officer